UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IRIDIUM COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46269C102

(CUSIP Number)

Glenn Tongue
767 Fifth Avenue, 18th Floor
New York, NY  10153
(212) 386-7160

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whitney R. Tilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,886,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,886,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,304 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This share amount includes 827,658 shares of the common stock as well as 6,058,646 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glenn H. Tongue
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,886,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,886,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,304 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This share amount includes 827,658 shares of the common stock as well as 6,058,646 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,886,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,886,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,304 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA, PN

(1)	This share amount includes 827,658 shares of the common stock as well as 6,058,646 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,886,304 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,886,304 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,886,304 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This share amount includes 827,658 shares of the common stock as well as 6,058,646 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Partners Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,633,308 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,633,308 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,633,308 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This share amount includes 582,702 shares of the common stock as well as 4,050,606 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Accredited Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,944,530 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,944,530 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,530 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This share amount includes 324,452 shares of the common stock as well as 2,620,078 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 Qualified Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,288,671 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,288,671 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,288,671 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This share amount includes 138,913 shares of the common stock as well as 1,149,758 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tilson Offshore Fund, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,616,323 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,616,323 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,323 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This share amount includes 191,735 shares of the common stock as well as 1,424,588 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tilson Focus Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 636,673 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 636,673 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,673 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IC

(1)	This share amount includes 53,221 shares of the common stock as well as 583,452 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

CUSIP No. 46269C102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T2 SPAC Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 400,107 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 400,107 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,107 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This share amount includes 119,337 shares of the common stock as well as 280,770 warrants, which are exercisable into shares of the common stock.
(2)
This percentage is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. It does not take into consideration outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentage disclosed in this filing.

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Iridium Communications, Inc, (the “Issuer”).  The address of the principal executive offices of the Issuer is 1750 Tysons Boulevard, Suite 1400, McLean, VA 22102.

Item 2.	Identity and Background.

(a)           This statement is being filed by Whitney R. Tilson, Glenn H. Tongue, T2 Partners Management, LP, a Delaware limited partnership, T2 Partners Group, LLC, a Delaware limited liability company, T2 Partners Management, LLC, a Delaware limited liability company, T2 Accredited Fund, LP, a Delaware limited partnership, T2 Qualified Fund, LP, a Delaware limited partnership, Tilson Offshore, Ltd, a Cayman corporation, Tilson Focus Fund, a registered investment company and T2 SPAC Fund, a Delaware limited Partnership.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  All of the Reporting Persons are associated with a single investment advisory firm and as such make this filing jointly.

(b)           The principal business address of each of the Reporting Persons is 767 Fifth Avenue, 18th Floor, New York, NY 10153.

(c)           Whitney Tilson and Glenn Tongue are principals of   T2 Partners Management, LLC, which serves as General Partner for T2 Accredited Fund, LP, Tilson Qualified Fund, LP and T2 SPAC Fund, LP. Whitney Tilson and Glenn Tongue are principals of   T2 Partners Management, LP, which serves as Investment Adviser to T2 Accredited Fund, LP, Tilson Qualified Fund, LP, Tilson Offshore Fund, Ltd, Tilson Focus Fund and T2 SPAC Fund, LP. Whitney Tilson and Glenn Tongue are principals of T2 Partners Group, LLC, which is the General Partner for T2 Partners Management, LP.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Whitney R. Tilson and Glenn H. Tongue are citizens of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

Shares of the securities reported in this filing were purchased by T2 Accredited Fund, LP, T2 Qualified Fund, LP, Tilson Offshore, Ltd, Tilson Focus Fund and T2 SPAC Fund, LP (collectively “Tilson Funds”). The Shares purchased by the Tilson Funds were purchased with working capital in open market purchases.  The aggregate purchase cost of the 6,886,304 Shares beneficially owned by the Reporting Persons is approximately $21,151,825 including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

(a)           The Reporting Persons have current intentions to purchase up to 100% of the outstanding shares of certain warrants (trading as IRDMW), which would be exercisable into shares of the common stock. The Reporting Persons would acquire these shares through open market as well as privately negotiated transactions.

(j)            The Reporting Persons intend to pursue conversations with management of the Issuer involving the company’s capital structure.

No Reporting Person has any present plan or proposal which would relate to or result in any of the other matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares owned by each Reporting Person is calculated based upon 70,253,601 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on March 23, 2011 as disclosed in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 1, 2011. The Issuer’s shares used in the calculation do not include outstanding warrants that may be exercisable into shares of the common stock, and if exercised may reduce the percentages disclosed in this filing. However, the Reporting Persons have included warrants that they hold for the purpose of determining their position in the Shares of the Issuer.

Whitney R. Tilson is a principal of T2 Partners Management, LP, T2 Partners Group, LLC and T2 Partners Management, LLC and as such, may be deemed to beneficially own 6,886,304 Shares, including 827,658 shares of the common stock and 6,058,646 shares of warrants to purchase the common stock. This represents 9.8% of the Shares outstanding as of the close of business July 6, 2011.

Glenn H. Tongue is a principal of T2 Partners Management, LP, T2 Partners Group, LLC and T2 Partners Management, LLC and as such, may be deemed to beneficially own 6,886,304 Shares, including 827,658 shares of the common stock and 6,058,646 shares of warrants to purchase the common stock. This represents 9.8% of the Shares outstanding as of the close of business July 6, 2011.

T2 Partners Management, LP serves as Investment Adviser to the Tilson Funds and as such, may be deemed to beneficially own 6,886,304 Shares, including 827,658 shares of the common stock and 6,058,646 shares of warrants to purchase the common stock. This represents 9.8% of the Shares outstanding as of the close of business July 6, 2011.

T2 Partners Group, LLC is the General Partner to T2 Partners Management, LP and as such, may be deemed to beneficially own 6,886,304 Shares, including 827,658 shares of the common stock and 6,058,646 shares of warrants to purchase the common stock. This represents 9.8% of the Shares outstanding as of the close of business July 6, 2011.

T2 Partners Management, LLC serves as General Partner to T2 Accredited Fund, LP, T2 Qualified Fund, LP and T2 SPAC Fund, LP and as such, may be deemed to beneficially own 4,633,308 Shares, including 582,702 shares of the common stock and 4,050,606 shares of warrants to purchase the common stock. This represents 6.6% of the Shares outstanding as of the close of business July 6, 2011.

As of the close of business on July 6, 2011, T2 Accredited Fund, LP beneficially owned 2,944,530 Shares, including 324,452 shares of the common stock and 2,620,078 shares of warrants to purchase the common stock. This represents approximately 4.2% of the Shares outstanding.

As of the close of business on July 6, 2011, T2 Qualified, LP beneficially owned 1,288,671 Shares, including 138,913 shares of the common stock and 1,149,758 shares of warrants to purchase the common stock. This represents approximately 1.8% of the Shares outstanding.

As of the close of business on July 6, 2011, Tilson Offshore Fund, Ltd beneficially owned 1,616,323 Shares, including 191,735 shares of the common stock and 1,424,588 shares of warrants to purchase the common stock. This represents approximately 2.3% of the Shares outstanding.

As of the close of business on July 6, 2011, Tilson Focus Fund beneficially owned 636,673 Shares, including 53,221 shares of the common stock and 583,452 shares of warrants to purchase the common stock. This represents approximately 0.9% of the Shares outstanding.

As of the close of business on July 6, 2011, T2 SPAC Fund, LP beneficially owned 400,107 Shares, including 119,337 shares of the common stock and 280,770 shares of warrants to purchase the common stock. This represents approximately 0.6% of the Shares outstanding.

(b)           Glenn H. Tongue and Whitney R. Tilson have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of all Shares reported in this filing.

(c)            All of the following transactions were effected in the open market. The table includes transactions in the following securities related to Iridium Communications, Inc.:

IRDM – Iridium Communications, Inc. (46269C102)
IRDMW – Iridium Communications, Inc. Warrants Expires 2/14/2013 (46269C110)
IRDMZ – Iridium Communications, Inc. Warrants Expires 2/14/2015 (46269C128)

Transactions in the Shares During the Past 60 Days

Reporting Person	Date	Ticker	Trade Action	Shares	Price
T2 Accredited	5/9/2011	IRDMW	Buy	216	2.4500
T2 Accredited	5/9/2011	IRDMZ	Buy	3,202	1.6082
T2 Accredited	5/10/2011	IRDM	Buy	6,660	8.3439
T2 Accredited	5/10/2011	IRDM	Sell	45	8.4500
T2 Accredited	5/10/2011	IRDMW	Buy	6,613	2.4942
T2 Accredited	5/10/2011	IRDMZ	Sell	7,248	1.8300
T2 Accredited	5/11/2011	IRDMZ	Buy	43,368	1.8083
T2 Accredited	5/12/2011	IRDM	Sell	3,775	8.4913
T2 Accredited	5/13/2011	IRDM	Sell	31,461	8.6377
T2 Accredited	5/13/2011	IRDMW	Buy	42,250	2.6504
T2 Accredited	5/16/2011	IRDM	Sell	6,081	8.5757

T2 Accredited	5/16/2011	IRDMW	Buy	43,264	2.5800
T2 Accredited	5/17/2011	IRDM	Sell	30,760	8.6013
T2 Accredited	5/17/2011	IRDMW	Buy	5,928	2.6500
T2 Accredited	5/18/2011	IRDM	Sell	20,710	8.6835
T2 Accredited	5/19/2011	IRDM	Sell	22,472	8.8626
T2 Accredited	5/19/2011	IRDMW	Buy	3,594	2.6500
T2 Accredited	5/23/2011	IRDM	Sell	11,685	8.6782
T2 Accredited	5/24/2011	IRDM	Sell	36,649	8.8004
T2 Accredited	5/24/2011	IRDMW	Buy	5,232	2.7999
T2 Accredited	5/31/2011	IRDM	Buy	56,370	8.8038
T2 Accredited	5/31/2011	IRDMW	Buy	53,409	2.7852
T2 Accredited	6/1/2011	IRDM	Buy	217	8.7070
T2 Accredited	6/1/2011	IRDMW	Buy	20,989	2.6300
T2 Accredited	6/2/2011	IRDMW	Buy	17,822	2.6968
T2 Accredited	6/3/2011	IRDMW	Buy	26,061	2.7467
T2 Accredited	6/6/2011	IRDMW	Buy	4,996	2.5523
T2 Accredited	6/8/2011	IRDMW	Buy	8,815	2.6297
T2 Accredited	6/10/2011	IRDMW	Buy	49,194	2.5850
T2 Accredited	6/13/2011	IRDMW	Buy	1,787	2.4000
T2 Accredited	6/14/2011	IRDMW	Buy	10,523	2.5500
T2 Accredited	6/14/2011	IRDM	Sell	24,466	8.5211
T2 Accredited	6/15/2011	IRDMW	Buy	18,252	2.5000
T2 Accredited	6/17/2011	IRDM	Sell	42,178	8.3764
T2 Accredited	6/17/2011	IRDMW	Buy	98,152	2.5330
T2 Accredited	6/20/2011	IRDMW	Buy	48,130	2.4952
T2 Accredited	6/20/2011	IRDMW	Sell	271	2.3900
T2 Accredited	6/20/2011	IRDM	Sell	8,443	8.4032
T2 Accredited	6/21/2011	IRDM	Sell	26,761	8.4924
T2 Accredited	6/23/2011	IRDMW	Buy	170,484	2.4833
T2 Accredited	6/24/2011	IRDMW	Buy	34,868	2.5549
T2 Accredited	6/27/2011	IRDMW	Buy	540	2.7118

T2 Accredited	6/29/2011	IRDMW	Buy	4,345	2.7500
T2 Accredited	6/30/2011	IRDMW	Buy	2,379	2.8104
T2 Accredited	7/5/2011	IRDMW	Buy	10,281	2.8000
T2 Qualified	5/9/2011	IRDMW	Buy	97	2.4500
T2 Qualified	5/9/2011	IRDMZ	Buy	1,429	1.6082
T2 Qualified	5/10/2011	IRDM	Buy	2,972	8.3439
T2 Qualified	5/10/2011	IRDM	Sell	19	8.4500
T2 Qualified	5/10/2011	IRDMW	Buy	2,951	2.4942
T2 Qualified	5/10/2011	IRDMZ	Sell	5,050	1.8300
T2 Qualified	5/11/2011	IRDMZ	Buy	19,350	1.8083
T2 Qualified	5/12/2011	IRDM	Sell	1,586	8.4913
T2 Qualified	5/13/2011	IRDM	Sell	13,217	8.6377
T2 Qualified	5/13/2011	IRDMW	Buy	18,853	2.6504
T2 Qualified	5/16/2011	IRDM	Sell	2,555	8.5757
T2 Qualified	5/16/2011	IRDMW	Buy	19,313	2.5800
T2 Qualified	5/17/2011	IRDM	Sell	12,922	8.6013
T2 Qualified	5/17/2011	IRDMW	Buy	2,648	2.6500
T2 Qualified	5/18/2011	IRDM	Sell	8,700	8.6835
T2 Qualified	5/19/2011	IRDM	Sell	9,441	8.8626
T2 Qualified	5/19/2011	IRDMW	Buy	1,604	2.6500
T2 Qualified	5/23/2011	IRDM	Sell	4,909	8.6782
T2 Qualified	5/24/2011	IRDM	Sell	15,397	8.8004
T2 Qualified	5/24/2011	IRDMW	Buy	2,336	2.7999
T2 Qualified	5/31/2011	IRDM	Buy	25,170	8.8038
T2 Qualified	5/31/2011	IRDMW	Buy	23,848	2.7852
T2 Qualified	6/1/2011	IRDM	Buy	97	8.7070
T2 Qualified	6/1/2011	IRDMW	Buy	9,366	2.6300
T2 Qualified	6/2/2011	IRDMW	Buy	7,961	2.6968
T2 Qualified	6/3/2011	IRDMW	Buy	11,652	2.7467
T2 Qualified	6/6/2011	IRDMW	Buy	2,233	2.5523
T2 Qualified	6/8/2011	IRDMW	Buy	3,942	2.6297

T2 Qualified	6/10/2011	IRDMW	Buy	21,986	2.5850
T2 Qualified	6/13/2011	IRDMW	Buy	799	2.4000
T2 Qualified	6/14/2011	IRDMW	Buy	4,713	2.5500
T2 Qualified	6/14/2011	IRDM	Sell	10,367	8.5211
T2 Qualified	6/15/2011	IRDMW	Buy	8,165	2.5000
T2 Qualified	6/17/2011	IRDM	Sell	17,872	8.3764
T2 Qualified	6/17/2011	IRDMW	Buy	43,973	2.5330
T2 Qualified	6/20/2011	IRDMW	Buy	21,544	2.4952
T2 Qualified	6/20/2011	IRDMW	Sell	119	2.3900
T2 Qualified	6/20/2011	IRDM	Sell	3,577	8.4032
T2 Qualified	6/21/2011	IRDM	Sell	11,339	8.4924
T2 Qualified	6/23/2011	IRDMW	Buy	76,273	2.4833
T2 Qualified	6/24/2011	IRDMW	Buy	15,612	2.5549
T2 Qualified	6/27/2011	IRDMW	Buy	242	2.7118
T2 Qualified	6/29/2011	IRDMW	Buy	1,944	2.7500
T2 Qualified	6/30/2011	IRDMW	Buy	1,063	2.8104
T2 Qualified	6/30/2011	IRDMW	Buy	4,588	2.8000
Tilson Focus	5/9/2011	IRDMW	Buy	61	2.4500
Tilson Focus	5/9/2011	IRDMZ	Buy	910	1.6082
Tilson Focus	5/10/2011	IRDM	Buy	1,891	8.3439
Tilson Focus	5/10/2011	IRDM	Sell	10	8.4500
Tilson Focus	5/10/2011	IRDMW	Buy	1,877	2.4942
Tilson Focus	5/10/2011	IRDMZ	Sell	10,211	1.8300
Tilson Focus	5/11/2011	IRDMZ	Buy	12,340	1.8083
Tilson Focus	5/12/2011	IRDM	Sell	835	8.4913
Tilson Focus	5/13/2011	IRDM	Sell	6,956	8.6377
Tilson Focus	5/13/2011	IRDMW	Buy	12,002	2.6504
Tilson Focus	5/16/2011	IRDM	Sell	1,344	8.5757
Tilson Focus	5/16/2011	IRDMW	Buy	12,318	2.5800
Tilson Focus	5/17/2011	IRDM	Sell	6,803	8.6013
Tilson Focus	5/17/2011	IRDMW	Buy	1,680	2.6500

Tilson Focus	5/18/2011	IRDM	Sell	4,579	8.6835
Tilson Focus	5/19/2011	IRDM	Sell	4,969	8.8626
Tilson Focus	5/19/2011	IRDMW	Buy	1,014	2.6500
Tilson Focus	5/23/2011	IRDM	Sell	2,585	8.6782
Tilson Focus	5/24/2011	IRDM	Sell	8,104	8.8004
Tilson Focus	5/24/2011	IRDMW	Buy	1,473	2.7999
Tilson Focus	6/1/2011	IRDM	Buy	59	8.7070
Tilson Focus	6/1/2011	IRDMW	Buy	5,735	2.6300
Tilson Focus	6/2/2011	IRDMW	Buy	4,811	2.6968
Tilson Focus	6/3/2011	IRDMW	Buy	7,036	2.7467
Tilson Focus	6/6/2011	IRDMW	Buy	1,346	2.5523
Tilson Focus	6/7/2011	IRDM	Sell	20,000	8.5000
Tilson Focus	6/8/2011	IRDMW	Buy	2,284	2.6297
Tilson Focus	6/13/2011	IRDMW	Buy	462	2.4000
Tilson Focus	6/14/2011	IRDMW	Buy	2,731	2.5500
Tilson Focus	6/14/2011	IRDM	Sell	3,485	8.5211
Tilson Focus	6/15/2011	IRDMW	Buy	4,747	2.5000
Tilson Focus	6/17/2011	IRDM	Sell	6,007	8.3764
Tilson Focus	6/17/2011	IRDMW	Buy	25,311	2.5330
Tilson Focus	6/20/2011	IRDMW	Buy	12,380	2.4952
Tilson Focus	6/20/2011	IRDMW	Sell	64	2.3900
Tilson Focus	6/20/2011	IRDM	Sell	1,202	8.4032
Tilson Focus	6/21/2011	IRDM	Sell	3,812	8.4924
Tilson Focus	6/24/2011	IRDMW	Buy	9,028	2.5549
Tilson Focus	6/29/2011	IRDMW	Buy	1,149	2.7500
Tilson Focus	6/30/2011	IRDMW	Buy	635	2.8104
Tilson Focus	6/30/2011	IRDMW	Buy	2,771	2.8000
Tilson Offshore	5/9/2011	IRDMW	Buy	126	2.4500
Tilson Offshore	5/9/2011	IRDMZ	Buy	1,859	1.6082
Tilson Offshore	5/10/2011	IRDM	Buy	3,865	8.3439
Tilson Offshore	5/10/2011	IRDM	Sell	26	8.4500

Tilson Offshore	5/10/2011	IRDMW	Buy	3,838	2.4942
Tilson Offshore	5/10/2011	IRDMZ	Sell	7,891	1.8300
Tilson Offshore	5/11/2011	IRDMZ	Buy	25,148	1.8083
Tilson Offshore	5/12/2011	IRDM	Sell	2,204	8.4913
Tilson Offshore	5/13/2011	IRDM	Sell	18,366	8.6377
Tilson Offshore	5/13/2011	IRDMW	Buy	24,489	2.6504
Tilson Offshore	5/16/2011	IRDM	Sell	3,550	8.5757
Tilson Offshore	5/16/2011	IRDMW	Buy	25,105	2.5800
Tilson Offshore	5/17/2011	IRDM	Sell	17,956	8.6013
Tilson Offshore	5/17/2011	IRDMW	Buy	3,444	2.6500
Tilson Offshore	5/18/2011	IRDM	Sell	12,090	8.6835
Tilson Offshore	5/19/2011	IRDM	Sell	13,118	8.8626
Tilson Offshore	5/19/2011	IRDMW	Buy	2,088	2.6500
Tilson Offshore	5/23/2011	IRDM	Sell	6,821	8.6782
Tilson Offshore	5/24/2011	IRDM	Sell	21,395	8.8004
Tilson Offshore	5/24/2011	IRDMW	Buy	3,059	2.7999
Tilson Offshore	5/31/2011	IRDM	Buy	33,058	8.8038
Tilson Offshore	5/31/2011	IRDMW	Buy	31,322	2.7852
Tilson Offshore	6/1/2011	IRDM	Buy	127	8.7070
Tilson Offshore	6/1/2011	IRDMW	Buy	12,310	2.6300
Tilson Offshore	6/2/2011	IRDMW	Buy	10,471	2.6968
Tilson Offshore	6/3/2011	IRDMW	Buy	15,251	2.7467
Tilson Offshore	6/6/2011	IRDMW	Buy	2,925	2.5523
Tilson Offshore	6/8/2011	IRDMW	Buy	5,159	2.6297
Tilson Offshore	6/10/2011	IRDMW	Buy	28,820	2.5850
Tilson Offshore	6/13/2011	IRDMW	Buy	1,051	2.4000
Tilson Offshore	6/14/2011	IRDMW	Buy	6,196	2.5500
Tilson Offshore	6/14/2011	IRDM	Sell	14,291	8.5211
Tilson Offshore	6/15/2011	IRDMW	Buy	10,736	2.5000
Tilson Offshore	6/17/2011	IRDM	Sell	24,637	8.3764
Tilson Offshore	6/17/2011	IRDMW	Buy	57,864	2.5330

Tilson Offshore	6/20/2011	IRDMW	Buy	28,303	2.4952
Tilson Offshore	6/20/2011	IRDMW	Sell	146	2.3900
Tilson Offshore	6/20/2011	IRDM	Sell	4,932	8.4032
Tilson Offshore	6/21/2011	IRDM	Sell	15,632	8.4924
Tilson Offshore	6/23/2011	IRDMW	Buy	100,366	2.4833
Tilson Offshore	6/24/2011	IRDMW	Buy	20,589	2.5549
Tilson Offshore	6/27/2011	IRDMW	Buy	318	2.7118
Tilson Offshore	6/29/2011	IRDMW	Buy	2,562	2.7500
Tilson Offshore	6/30/2011	IRDMW	Buy	1,397	2.8104
Tilson Offshore	6/30/2011	IRDMW	Buy	6,064	2.8000

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of Shares reported in this filing.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Glenn H. Tongue and Whitney R. Tilson have shared ownership and/or management over each of the other Reporting Persons identified in this account.

As of the date of this filing, the Reporting Persons beneficially own 827,658 shares of the common stock and 6,058,646 shares of warrants to purchase the common stock. The warrants do not carry voting rights; however, they are currently exercisable into shares of the common stock for a pre-determined price.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is dated 07/07/2011.

T2 Partners Management, LP

By:	T2 Partners Group, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Partners Group, LLC

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Partners Management, LLC

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Accredited Fund, LP

By:	T2 Partners Management, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

T2 Qualified Fund, LP

By:	T2 Partners Management, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

Tilson Offshore Fund, Ltd

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Director

Tilson Focus Fund

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Trustee
T2 SPAC Fund, LP

By:	T2 Partners Management, LLC General Partner

By:	/s/ Whitney R. Tilson
	Name:	Whitney R. Tilson
	Title:	Managing Member

/s/ Whitney R. Tilson
Whitney R. Tilson

/s/ Glenn H. Tongue
Glenn H. Tongue